Almaden Announces Resignation of Director and Appointment of New Director

VANCOUVER, BC -- (Marketwired - August 11, 2016) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) announces that Dr. Joe Montgomery has resigned from the Board of Directors. He has served the Board faithfully since 1999. Management and the Board of Directors would like to acknowledge and thank the important contributions that Dr. Montgomery has made over his tenure as Director, and wish him and his family all the very best.

The Company is pleased to announce that David Strang has been appointed as a Director effective immediately. Mr. Strang has a notable history serving in various management and director capacities in public companies that have successfully developed and capitalized on the value of important mineral assets around the world. He will add valuable insight based on these experiences.

Mr. Strang currently serves as Director, Chief Executive Officer and President of Ero Copper Corp, a private company and is a managing partner of Ero Resource Partners. Previously, Mr. Strang served as Director, Chief Executive Officer and President of Lumina Copper Corp. and Lumina Royalty Corp. Mr. Strang also served as Chief Executive Officer and President of Global Copper Corp. and Lumina Resources Corp. Prior to these positions Mr. Strang served as President of Regalito Copper Corp. and Vice President, Corporate Development of Northern Peru Copper Corp. and the original Lumina Copper Corp.

Mr. Strang holds a Bachelor of Science in Applied Earth Sciences from Stanford University.

About Almaden

Almaden Minerals Ltd. is a well-financed company which owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Ltd.
Tel. 604.689.7644
info@almadenminerals.com
www.almadenminerals.com